Exhibit 99.1

Market Announcement December 28, 2023

Advanced Health Intelligence Ltd secures $2.27 million R&D Reimbursement Under Australia’s Research and Development Tax Incentive Scheme (R&DTI)

South Perth, Australia December 28, 2023 - Advanced Health Intelligence Ltd (ASX/NASDAQ: AHI) (“AHI” or the “Company”) is pleased to inform shareholders that the company will receive $2,278,757 from the Australian Tax Office under the Australian Government Research and Development Tax Incentive Scheme (R&DTI).

Since 2017, AHI has consistently achieved positive outcomes in obtaining reimbursement grants, a testament to the company’s robust R&D strategies and adherence to regulatory standards whilst building world-class intellectual property (IP) that is built and owned in Australia. The reimbursement of $2,278,757 for this fiscal period brings AHI’s total reimbursements from the Australian Government’s R&DTI to an impressive $15,638,757. The continued financial backing provided by the Australian Government to companies like AHI is a crucial factor in propelling the development of pioneering globally valuable solutions, building Australia’s intellectual property portfolio and solidifying AHI’s standing as an innovator within the health technology sector.

This builds on the positive update shared with shareholders on August 17, 20231, outlining AHI had received official approval for eligibility for Research and Development (R&D) reimbursements pertaining to its overseas R&D expenditures. With this development, AHI anticipates a significant augmentation in the R&D expenditures for the fiscal year 2023-2024, which will now include international expenses, a further acknowledgement of the globally unique nature of AHI’s R&D and technology. This is expected to contribute to an increase in annual reimbursements, continuing the year-over-year reimbursement growth AHI has enjoyed.

This financial incentive bolsters AHI’s dedication to pioneering research and aligns with the Australian Government’s robust support for advancing global research initiatives and Australian-owned IP development. It reflects AHI meets both the stringent eligibility criteria and the broader goals of the R&D reimbursement program, designed to foster innovation and growth within the industry.

The $2,278,757 reimbursement will significantly contribute to AHI’s ongoing R&D initiatives, enabling the Company to invest in its team, cutting-edge technologies and methodologies to drive future success and what we believe to be game-changing for global health.

A large part of AHI’s R&D efforts for the fiscal year 2022-2023 has been to build out its Biometric health assessment (BHA). The BHA enables our partner’s end users to assess their health risk using just a smartphone by calculating 61 health outputs across 5 health categories - cardio-respiratory, body composition, blood biomarkers, metabolic health and mental health. This technology can enable billions of smartphone users globally to self-conduct biometric health assessments using just their smartphone in approximately 12 minutes.

References

[1]	https://www.newsfilecorp.com/release/177578/Advanced-Health-Intelligence-Obtains-Overseas-RD-Reimbursement-Under-Australias-Research-and-Development-Tax-Incentive-Scheme-RDTI

For more information, contact:

Scott Montgomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Ltd E: admin@ahi.tech

The Chairman and CEO of Advanced Health Intelligence Ltd have approved this announcement.

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

Market Announcement December 28, 2023

What is the Australian Government R & D incentive scheme?

The Australian Government’s Research & Development (R&D) reimbursement scheme is commonly referred to as the Research and Development Tax Incentive (R&DTI). It is designed to encourage companies to engage in R&D activities that benefit Australia by providing a cash reimbursement or tax offset for eligible R&D activities.

The program is jointly administered by the Australian Taxation Office (ATO) and the Department of Industry, Science, Energy, and Resources, specifically through AusIndustry. The ATO manages the tax-related aspects of the program, while the AusIndustry oversees the registration and eligibility requirements for R&D activities.

The R&DTI is designed to encourage companies, regardless of their size or industry, to engage in R&D activities that benefit Australia. By providing a cash reimbursement or tax offset for eligible R&D activities, the scheme incentivises businesses to invest in innovative projects that can lead to technological advancements, economic growth, intellectual property development and job creation.

To qualify for the R&DTI, companies must undertake eligible R&D activities that are experimental and have an outcome that cannot be known or determined in advance. These activities must be conducted for the purpose of generating new knowledge, including new or improved materials, products, devices, processes, or services.

The R&DTI offers two core components, A refundable tax offset of 43.5% for eligible entities with an aggregated turnover of less than AUD 20 million per annum, provided they are not controlled by income tax-exempt entities or a non-refundable tax offset of 38.5% for all other eligible entities.

AusIndustry oversees the registration and eligibility requirements for R&D activities, providing guidance and support to companies in understanding and meeting the criteria.

The R&DTI has been instrumental in promoting a culture of innovation within Australia, helping businesses offset some of the costs associated with experimental R&D activities. By reducing the financial risks, the scheme enables companies to pursue ambitious projects that might otherwise be beyond their reach.

Companies wishing to avail themselves of the R&DTI must first register their R&D activities with AusIndustry. Following registration, they can claim the tax offset in their income tax return. The application process is detailed and requires careful documentation of the R&D activities, including objectives, methodologies, and expenditures. More information can be found at

https://business.gov.au/grants-and-programs/research-and-development-tax-incentive/claiming-overseas-rd-activities

About Advanced Health Intelligence Ltd

Advanced Health Intelligence Ltd (AHI) is committed to becoming a global leader in digital health, harnessing its proprietary technology and innovative processes to redefine health screening. Leveraging the ubiquity and convenience of smartphones, AHI aims to deliver a comprehensive suite of assessment tools to healthcare providers, caregivers, insurers, and governments worldwide.

Our mission is to improve healthcare outcomes, enhance health literacy, and support the early detection and management of various health conditions.

Since our inception in 2014, AHI has been at the forefront of Health-tech innovation, starting with the world’s first on-device body dimensioning capability. Our patented technology has evolved into a robust suite of solutions symbolising digitised healthcare’s future.

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

Market Announcement December 28, 2023

Our key offerings include:

●	Body dimension and composition assessments enable the identification of obesity-related comorbidities such as diabetes.

●	Blood biomarker prediction includes HbA1C, HDL, LDL, and 10-year mortality risk.

●	Transdermal Optical Imaging, providing vital signs and cardiovascular disease risk estimates.

●	On-device dermatological skin identification recognises 588 skin conditions across 133 categories, including Melanoma.

●	Assisting partners in delivering personalised therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

At the heart of AHI is our world-class team comprising machine learning and AI experts, computer vision specialists, and medically trained data scientists. Their collective expertise ensures AHI remains at the cutting edge of health-tech innovation, tailoring our technology to meet the evolving needs of our consumers.

AHI’s vision extends beyond individual health assessments. We aspire to create a transformative impact at scale, driving forward a new era in digital healthcare. Our biometrically derived triage solution, accessible via a smartphone, enables our partners to identify and manage health risks at a population scale.

In pursuing proactive health management, AHI stands ready to guide healthcare providers, caregivers, insurers, and governments in triaging individuals into the most suitable care pathways. Through technology, AHI contributes to a more efficient, effective, and inclusive global healthcare system.

For more information about AHI and its research initiatives, please visit: www.ahi.tech

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

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